EXHIBIT 99.1

PRESS RELEASE

BEZEQ CEO AVI GABBAY ANNOUNCES RESIGNATION

Gabbay will complete 6 years as Bezeq CEO and 14 years in
Group senior managerial positions

Tel Aviv, Israel – January 20, 2013 – Bezeq The Israel Telecommunication Corp., Limited (TASE: BEZQ), Israel’s leading telecommunications provider, announced today that the CEO of Bezeq, Avi Gabbay, notified Chairman Shaul Elovitch that he intends to resign from the Company's management. Gabbay and Elovitch have agreed that the actual date of resignation will be six months from now and during such time a replacement will be appointed in order to allow for an orderly transition.

Gabbay said today: "After more than 14 years in the Bezeq Group and nearly six years as CEO of the Company, I think the time has come for a change.

The hardest part of my decision was the thought of leaving Bezeq's excellent and committed employees. Together we have made great changes, for the benefit of shareholders, customers and employees. They have been wonderful years, full of action and real accomplishment. The Bezeq of today is a strong company with an excellent infrastructure and a winning management, a company whose customers hold it in high esteem, has an enviable organizational culture, and employees who are a genuine source of pride.

"I want to thank those who have walked the road with me – the dynamic and excellent management team and Chairman Shaul Elovitch for their great support and good advice, and for having provided and for continuing to provide Bezeq with the vision and the ability to plan for the long term; the Board of Directors and its members, past and present, for the faith they placed in the management, for the long rope we were given to run the Company, and for enabling us to lead it to the decisions that necessitated vast investments; the head of the union, Shlomo Kfir, who gave of his wisdom and great experience in enabling real changes that in the end have strengthened the Company and its employees.

And most important of all for me, the employees themselves, as we accompanied each other through all those years. It is they who made 'Best at home' a true slogan also for the workplace. It is from them that I gained the confidence in my ability to do what seemed so difficult and the enormous energy needed to do it."

Shaul Elovitch stated "Without a doubt, Avi is a manager with rare abilities. He has run Bezeq during an incomparably complex and challenging period with operational and financial performance unique in telecoms in Israel and around the world. Avi will be leaving behind him a company in superb condition, one that invests in its future for its customers with a long-term leadership outlook.

"I want to thank Avi for the time we have worked together, and I am convinced, from my personal knowledge of him, that no matter what he chooses to do in the future, he will continue to succeed."

About Bezeq The Israel Telecommunication Corp.
Bezeq is Israel’s leading telecommunications service provider. Established in 1984, the company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; Internet, ADSL, and other data communications; satellite-based multi-channel TV; and corporate networks. For more information about Bezeq please visit the corporate website at www.bezeq.co.il.

Investor Relations Contact: Mr. Naftali Sternlicht Bezeq Phone: +972 2 539 5441 E-Mail: ir@bezeq.co.il	Media Relations Contact: Mr. Guy Hadass Bezeq Phone: +972 3 626 2600 E-Mail: dover@bezeq.co.il